UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO._________)*

                            HADRO  RESOURCES,  INC.
                            -----------------------
                                (Name of Issuer)

                                   COMMON
                                    ------
                         (Title of Class of Securities)

                                405007  10  5
                                -------------
                              (CUSIP  Number)


     Marilyn  Rafter,  145  Tyee  Road,  Point  Roberts,  Washington  98281
     ----------------------------------------------------------------------
Name,Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)


1.     Names  of  Reporting Persons. I.R.S. Identification Nos. of above persons
                                (entities  only).

                                 Gene  Wilson
                                 ------------


2.     Check  the  appropriate  Box  if  a  Member of a Group (See instructions)

     (a)     N/A
             ---

     (b)


3.    SEC  Use  Only


4.    Source  of  Funds          PF
                                 --


5.     Check  if  Disclosure  of Legal Proceedings is Required Pursuant to Items
       2(d)  or  2(e)     N/A
                          ---

6.     Citizenship  or  Place  of  Organization     Canadian
                                                    --------


Number          7.          Sole  Voting  Power     500,000
Of  shares                                          -------
Shares          8.          Shared  Voting  Power     N/A
Beneficially                                          ---
Owned  by
Each            9.          Sole  Dispositive  Power     N/A
Reporting                                                ---
person
               10.          Shared  Dispositive  Power     N/A
                                                           ---

11.     Aggregate  amount  beneficially  owned by each reporting  Person     N/A
                                                                             ---


12.     Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

13.     Percent  of  Class  Represented  by  Amount  in  Row  (11)          3.8%
                                                                            ----

14.     Type  of  Reporting  Person               IN
                                                  --



                                    SIGNATURE




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         March  20,  2000
                         ----------------
                                Date


                       /s/ "Gene  Wilson"
                         ---------------
                            Signature


                             Director
                            ---------
                           Name/Title